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EXHIBIT 99.6

VOTING INSTRUCTION FORM
CELESTICA INC.

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493
MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	THURSDAY, APRIL 27, 2006 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF MARCH 13, 2006
PROXY DEPOSIT DATE:	APRIL 26, 2006
ACCOUNT NUMBER:

CUSIP: 15101Q108 CUID: P26862 E CONTROL NO.:

APPOINTEE(S)    ROBERT L. CRANDALL, STEPHEN W. DELANEY

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

*
PLEASE PRINT APPOINTEE NAME
ITEM(S)	VOTING RECOMMENDATIONS
2*
APPOINTMENT OF KPMG LLP AS AUDITOR AND AUTHORIZATION OF THE BOARD OF DIRECTORS OF CELESTICA INC. TO FIX THE REMUNERATION OF THE AUDITOR.
*NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
*NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.
*NOTE* THE FORM 20-F ENCLOSED HEREIN IS BEING DISTRIBUTED TO ALL OF OUR SHAREHOLDERS IN LIEU OF A SEPARATE ANNUAL REPORT.	FOR 0070702

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL, INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED.	AQ

  TELEPHONE VOTE AT 1-800-474-7493 OR
  INTERNET VOTE AT WWW.PROXYVOTE.COM

1	ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX " " PER NOMINEE IN BLUE OR BLACK INK)
VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS

	FOR	WITHHOLD

01-ROBERT L. CRANDALL

02-WILLIAM ETHERINGTON

03-RICHARD S. LOVE

04-ANTHONY R. MELMAN

05-GERALD W. SCHWARTZ

06-CHARLES W. SZULUK

07-DON TAPSCOTT

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S) SHARE(S)
	FOR	WITHHOLD

2
CONTROL NO.:
ADP INVESTOR COMMUNICATIONS 5970 CHEDWORTH WAY MISSISSAUGA, ON L5R 4G5
CELESTICA INC. 1150 EGLINTON AVE EAST TORONTO, ON M3C 1H7

NONE	ANNUAL	INTERIM

* ISSUER CONFIRMATION COPY - INFO ONLY * THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)

SIGNATURE(S)
* INVALID IF NOT SIGNED *

REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

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  EXHIBIT 99.6